Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 31, 2026, Smart Powerr Corp.(the “Company”, “we”, “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) which consists of common stock, $0.001 par value per share (the “Common Stock”). The following is a summary of information concerning our Common Stock. This summary does not purport to be a complete statement of the relevant provisions of the Common Stock and is qualified in its entirety by the provisions of our Articles of Incorporation, as amended (the “Articles of Incorporation”), our Fifth Amended and Restated Bylaws (“Bylaws”), and applicable provisions of the Nevada Revised Statutes (the “NRS”).

Common Stock

As of March 31, 2026, our authorized capital stock consists of 1,000,000,000 shares of Common Stock of which 22,959,128 shares were issued and outstanding, held by approximately 2,735 shareholders of record. The share and per share numbers relating to our common stock reflect (i) a one-for-ten (1:10) reverse stock split of the then issued and outstanding shares of common stock (the “Reverse Stock Split”), which became effective on July 18, 2025. Upon the effectiveness of the Reverse Stock Split, we also correspondingly decreased the number of the authorized shares of our common stock; and (ii) an increase the total number of our authorized shares of common stock, par value $0.001 per share, from 10,000,000 shares to 1,000,000,000 shares, which became effective on September 22, 2025.

The actual number of the Company’s holders of Common Stock is greater than the number of stockholders of record and includes beneficial owners whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities. In addition, as of March 31, 2026, we had options to purchase 500 shares of Common stock issued and outstanding and warrants to purchase 30,411 shares of Common Stock issued and outstanding. The authorized and unissued shares of Common Stock are available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of The Nasdaq Capital Market stock exchange on which our securities are listed. Unless approval of our stockholders is so required, our board of directors will not seek stockholder approval for the issuance and sale of our Common stock.

The holders of our Common Stock are entitled to one vote per share. Our Articles of Incorporation as amended (the “Articles of Incorporation”), do not provide for cumulative voting. The holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. All issued and outstanding shares of Common Stock are fully paid and nonassessable.

Anti-Takeover Effects of Certain Provisions of Nevada Law

As a Nevada corporation, we are also subject to certain provisions of the NRS that have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our board of directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including an acquisition in which the stockholders might otherwise receive a premium for their shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

The NRS provides that specified persons who, with or through their affiliates or associates, own, or affiliates and associates of the subject corporation at any time within two years own or did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the company, and: (i) the combination or transaction by which such person first became an interested stockholder was approved by the board of directors before they first became an interested stockholder; or (ii) such combination is approved by: (x) the board of directors; and (y) at an annual or special meeting of the stockholders (not by written consent), the affirmative vote of stockholders representing at least 60% of the outstanding voting power not beneficially owned by such interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

The Control Share Acquisition Statute generally applies only to Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. This statute generally provides that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined, only as conferred by the disinterested stockholders of the corporation at a special or annual meeting. A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.” In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares.

These laws may have a chilling effect on certain transactions if our Articles of Incorporation or Bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Warrants

The following is a brief summary of certain terms and conditions of the Warrants offered in the November 2025 Private Placement. The following description is subject in all respects to the provisions contained in the Warrants.

Form

The Warrants were issued as individual warrant agreements to the Purchasers. The form of Warrants was filed as the Exhibit 4.1 to the Company’s current report on Form 8-K dated October 28, 2025.

Exercise Price

The initial exercise price per share of Common Stock purchasable upon exercise of the Warrant is $1.416, which equals 120% of the per Unit purchase price. The exercise price of the Warrant was determined based on negotiations with the Selling Stockholders. The exercise price and number of shares of Common Stock issuable upon exercise are subject to appropriate adjustment in the event of dividends, splits, revers stock splits, reorganizations or similar events affecting our shares of Common Stock. The exercise price may be subject to adjustments as described in the Warrants. Such adjustments occur in the following circumstances, including: (i) if the Company effects any splits, revers stock splits, reclassifications, or dividends, the exercise price may be adjusted proportionately; and (ii) in the event of certain corporate transactions such as mergers or reorganizations, the exercise price may be adjusted to reflect the consideration received by holders of shares of Common Stock in the transaction.

Exercisability

Each Warrant is exercisable at the option of the holder at any time on or after the issuance date until five years of the issuance date.

Each Warrant will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full of the exercise price in immediately available funds for the number of shares of Common Stock purchased upon such exercise.

A holder may not exercise any portion of the Warrants to the extent that the holder (together with its affiliates) would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding shares of Common Stock immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of shares of Common Stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us.

Fundamental Transactions

In the event of a Fundamental Transaction, then the holders of the Warrants will be entitled to receive, upon exercise, the same kind and amount of securities, cash or property which stockholders would have received had they exercised immediately prior to such transaction. The exercise price will be appropriately adjusted to apply to such alternative consideration. If stockholders are given any choice as to the consideration to be received, holders of the Warrant will be given the same choice. We will cause any successor entity in a fundamental transaction in which we are not the survivor to assume our obligations under the Warrants and, at the holder’s option, deliver a security substantially similar to the Warrants that preserves its economic value. Additionally, at the option of holders of the Warrants, exercisable within 30 days after the fundamental transaction (or announcement date, if later), we or any successor entity shall purchase the unexercised portion of the Warrants for cash equal to its Black Scholes value (as provided in the Warrants). However, if such fundamental transaction is not within our control (including not approved by our Board), holders will only be entitled to receive the same type of consideration that is being offered to stockholders, at the Black Scholes value of the unexercised portion of the Warrants.

Transferability

Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.

Listing

Our common stocks are listed and traded under the symbols “CREG” on the Nasdaq Capital Market tier of The Nasdaq Stock Market LLC.

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